Exhibit 11.1
RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
(In thousands, except per share amounts)

	Nine Months Ended		Three Months Ended
	February 28,		February 28,
	2007	2006	2007	2006
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	117,817	116,710	118,430	116,881

Total shares for basic earnings per share	117,817	116,710	118,430	116,881

For computation of diluted earnings per share of common stock

Net issuable common share equivalents (1)	2,520	2,789	2,537

Additional shares issuable assuming conversion of convertible securities (1)	8,034	8,034	8,034

Total shares for diluted earnings per share	128,371	127,533	129,001	116,881

Net Income
Net income (loss) applicable to shares of common stock for basic earnings per share	$124,334	$65,801	$10,052	$(2,687)

Add: Income effect of contingently issuable shares (1)	2,314	2,799	771

Net income (loss) applicable to shares of common stock for diluted earnings per share	$126,648	$68,600	$10,823	$(2,687)

Basic Earnings (Loss) Per Share of Common Stock	$1.06	$0.56	$0.08	$(0.02)

Diluted Earnings (Loss) Per Share of Common Stock	$0.99	$0.54	$0.08	$(0.02)

(1)	Conversion of the net issuable common share equivalents and the shares related to convertible securities for the three-month period ended February 28, 2006 were not assumed, since the result would have been anti-dilutive.
The accompanying notes to consolidated financial statements are an integral part of these statements.